Pricing Supplement No. 64 dated May 16, 2007.   Filed pursuant to Rule 424(b)(5)
(To Prospectus dated April 12, 2006 and                      File No. 333-130089
Prospectus Supplement dated April 12, 2006)
This Pricing Supplement consists of 8 pages.

                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR

                            SECURED MEDIUM-TERM NOTES
                                 ISSUED THROUGH

                   HARTFORD LIFE GLOBAL FUNDING TRUST 2007-004

                 EXTENDIBLE FLOATING RATE NOTES DUE MAY 15, 2009


The description in this Pricing Supplement of the particular terms of the Secured Medium-Term Notes offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the Notes and the Funding Agreements set forth in the accompanying Prospectus and Prospectus Supplement, to which reference is hereby made.

                        PROVISIONS RELATING TO THE NOTES

Principal Amount: $100,000,000                                        Type of Interest Rate:  [ ] Fixed  [X] Floating

Price to Public: Variable Price Re-Offer                              If Fixed Rate Notes: Not applicable.
                                                                            Interest Rate: Not applicable.
Net Proceeds to Trust: Under the terms of the Variable Price
Re-Offer, the underwriter has agreed to purchase the Notes at         If Floating Rate Notes:
100% of the Principal Amount, aggregate proceeds to Issuer,                 Initial Interest Rate: The Initial Interest Rate for the
before deducting expenses and fees.                                   Notes offered by this Pricing Supplement will be three month
                                                                      LIBOR plus 0.02%, determined in accordance with the provisions
CUSIP Number: 41659EGA9                                               of this Pricing Supplement and the Prospectus Supplement on the second London Banking Day immediately preceding the
Agent's Discount: Variable, depending on the Re-Offer price           Issuance Date.

Issuance Date: May 23, 2007                                           Base Rate: [ ] CD Rate      [ ] Commercial Paper Rate
                                                                                 [ ] CMT Rate     [ ] Federal Funds Rate
Stated Maturity Date: The Initial Stated Maturity Date, the Final                [X] LIBOR        [ ] Treasury Rate
Stated Maturity Date or any other maturity date resulting from the               [ ] Prime Rate   [ ] Other (See Attached)
failure to elect to extend the maturity of all or a portion of the
Notes (as set forth in the attached schedule).                        If LIBOR: [X] LIBOR Reuters Page: LIBOR01
                                                                                [ ] Libor Telerate Page
Initial Stated Maturity Date: May 15, 2009, or if such day is                   Designated LIBOR Currency: U.S. Dollars
not a Business Day, the immediately preceding Business Day.
                                                                      If CMT Rate, Telerate Page: [ ] 7051   [ ] 7052
Final Stated Maturity Date:   May 15, 2012, or, if such day               If 7052: [ ] Weekly Average   [ ] Monthly Average
is not a Business Day, the immediately preceding Business                 Designated CMT Maturity Index:
Day.
                                                                      Interest Reset Dates: The 15th day of each February, May,
Initial Interest Payment Date:   August 15, 2007; provided that if    August, and November; provided that if such day is not a
such day is not a Business Day, such Interest Payment Date will       Business Day, such Interest Reset Date will be the next
be the next succeeding day that is a Business Day, unless that        succeeding day that is a Business Day, unless that succeeding

succeeding Business Day would fall in the next calendar month,        Business Day would fall in the next calendar month, in which
in which case such Interest Payment Date will be the immediately      case such Interest Reset Date will be the immediately
preceding Business Day.                                               preceding Business Day.

Interest Payment Dates: The 15th day of each February, May,           Initial Interest Reset Date: August 15, 2007; provided that if
August, and November; provided that (1) if such Interest              such day is not a Business Day, such Interest Reset Date will
Payment Date (other than the maturity date) is not a Business         be the next succeeding day that is a Business Day, unless that
Day, such Interest Payment Date will be the next succeeding day       succeeding Business Day would fall in the next calendar month,
that is a Business Day, unless that succeeding Business Day           in which case such Interest Reset Date will be the immediately
would fall in the next calendar month, in which case such Interest    preceding Business Day.
Payment Date will be the immediately preceding Business Day
and (2) the final Interest Payment Date of any Note will be the       Index Maturity: Three Month.
maturity date of such Note.
                                                                      Interest Rate Determination Dates: As specified in the
Specified Currency: U.S. Dollars.                                          Prospectus Supplement for the indicated base rate.

Regular Record Dates: 15 days prior to each Interest                  Spread:                See attached schedule
                      Payment Date.                                   Spread Multiplier:     N/A.
                                                                      Maximum Interest Rate: None.
Day Count Convention: Actual/360                                      Minimum Interest Rate: None.

Computation of Interest: As specified in the Prospectus               Floating Rate/Fixed Rate Note: [ ] Yes [X] No. If yes:
                         Supplement for the indicated                    Fixed Rate:
                         base rate.                                      Fixed Rate Commencement Date:
                                                                      Inverse Floating Rate Note [ ] Yes [X] No. If yes,
Authorized Denominations:   $1,000 integral amounts.                     Fixed Interest Rate:

Optional Redemption: Yes [X] No [ ]                                   Sinking Fund: None.
  Optional Redemption Date: See attached schedule.
  Initial Redemption Percentage: 100%                                 Calculation Agent: The Bank of New York Trust Company, N.A.
  Annual Percentage Reduction: Not Applicable
  Redemption may be:       [ ] In whole only.                         Exchange Rate Agent: None.
                           [X] In whole or in part.
                                                                      Securities Exchange Listing: None.
Optional Repayment: [ ] Yes [X] No
  Optional Repayment Dates:                                           Additional Amounts to be Paid: [ ] Yes [X] No

Amortizing Note:  [ ] Yes (See attached)  [X] No                      Special Tax Considerations: See attached schedule.

Discount Note: [ ] Yes [X] No   If Yes:
  Total Amount of Discount:
  Yield to Maturity:

Agents: Bear, Stearns & Co. Inc.

Other Provisions Relating to the Notes: See attached schedule.


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

                  INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider: Hartford Life Insurance                   Type of Interest Rate: [ ] Fixed [X] Floating
                            Company
                                                                      If Fixed Rate Funding Agreement: Interest Rate:
Funding Agreement: FA-407004
                                                                      If Floating Rate Funding Agreement:
Contract Payment: $100,000,015                                              Initial Interest Rate: The Initial Interest Rate for the
                                                                      Funding Agreement offered by this Pricing Supplement will be
Deposit Amount: The Net Proceeds to Trust                             three month LIBOR plus 0.02%, determined in accordance
(if different from                                                    with the provisions of this Pricing Supplement and the
Contract Payment)                                                     Prospectus Supplement on the second London Banking Day
                                                                      immediately preceding the Issuance Date.
Effective Date: May 23, 2007
                                                                      Base Rate: [ ] CD Rate      [ ] Commercial Paper Rate
Stated Maturity Date: May 15, 2012, or if such day is                            [ ] CMT Rate     [ ] Federal Funds Rate
not a Business Day, the immediately preceding Business Day.                      [X] LIBOR        [ ] Treasury Rate
                                                                                 [ ] Prime Rate   [ ] Other (See Attached)
Initial Interest Payment Date: August 15, 2007; provided that if
such day is not a Business Day, such Interest Payment Date               If LIBOR: [X] LIBOR Reuters Page: LIBOR01
will be the next succeeding day that is a Business Day, unless                     [ ] Libor Telerate Page
that succeeding Business Day would fall in the next calendar                       Designated LIBOR Currency: U.S. Dollars
month, in which case such Interest Payment Date will be the
immediately preceding Business Day.
                                                                         If CMT Rate, Telerate Page: [ ] 7051   [ ] 7052
Interest Payment Dates: The 15th day of each February, May,                    If 7052: [ ] Weekly Average   [ ] Monthly Average
August, and November; provided that (1) if such Interest                       Designated CMT Maturity Index:
Payment Date (other than the redemption payment date
specified in the schedule) is not a Business Day, such Interest       Interest Reset Dates:  The 15th of each February, May, August,
Payment Date will be the next succeeding day that is a                and November; provided that if such day is not a Business
Business Day, unless that succeeding Business Day would fall          Day, such Interest Reset Date will be the next succeeding day
in the next calendar month in which case such Interest                that is a Business Day, unless that succeeding Business Day
Payment Date will be the immediately preceding Business Day           would fall in the next calendar month, in which case such
and (2) the final Interest Payment Date for the applicable            Interest Reset Date will be the immediately preceding
portion of the Funding Agreement will be the Stated Maturity          Business Day.
Date or the redemption payment date specified in the
schedule.                                                             Initial Interest Reset Date: August 15, 2007; provided that if such day is not a Business Day, such Interest Reset Date will
Specified Currency: U.S. Dollars.                                     be the next succeeding day that is a Business Day, unless that succeeding Business Day would fall in the next calendar
Day Count Convention: Actual/360                                      month, in which case such Interest Reset Date will be the
                                                                      immediately preceding Business Day.
Computation of Interest: As specified in the Prospectus
   Supplement for the indicated base rate.                            Index Maturity: Three month

Optional Redemption: Yes [X] No [ ]                                   Interest Rate Determination Date: As specified in the
Optional Redemption Date: See attached schedule.                         Prospectus Supplement for the indicated base rate.
Initial Redemption Percentage: See attached schedule.
Annual Percentage Reduction: Not applicable.                          Spread:                See attached schedule.
Redemption may be: [ ] In whole only.                                 Spread Multiplier:     N/A.
                   [x] In whole or in part.                           Maximum Interest Rate: None.
Other Redemption Terms: See attached schedule.                        Minimum Interest Rate: None.

Optional Repayment: [ ] Yes [X] No                                    Floating Rate/Fixed Rate Funding Agreement: [ ] Yes [X] No
  Optional Repayment Dates:                                              If yes:      Fixed Rate:
                                                                                      Fixed Rate Commencement Date:

Discount Funding Agreement: [ ] Yes [X] No. If yes:                   Inverse Floating Rate Funding Agreement: [ ] Yes [X] No
  Total Amount of Discount:                                             If yes:      Fixed Interest Rate:
Yield to Maturity:
Additional Amounts to be Paid: [ ] Yes [X] No
Amortizing Funding Agreement:  [ ] Yes (See attached)
                               [X] No

Special Tax Considerations: None

Other Provisions Relating to the Funding Agreement: See attached schedule.





                    INFORMATION PERTAINING TO THE RATINGS OF
                       THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of May 23, 2007, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:

                Standard & Poor's:  AA-            Moody's: Aa3

It is anticipated that, as of May 23, 2007, the Notes will be rated by the indicated rating agencies as follows:

                A.M. Best: aa-                     Fitch: AA

The ratings also extend to the Program under which the Notes are issued.

                        SCHEDULE OF ADDITIONAL PROVISIONS

                          PROVISIONS RELATING TO NOTES

EXTENSION ELECTION:

         The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During a notice period relating to an Election Date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, if such maturity date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The "Election Dates" are the 15th day of each February, May, August, and November, or, if such day is not a Business Day, the next day that is a Business Day, commencing on August 15, 2007 and ending on May 15, 2010. The respective "Corresponding Maturity Date" for each Election Date is the 15th day of the 24th calendar month following the Election Date for which an election to extend is made. If no election is made, the maturity date of the Notes is the Corresponding Maturity Date for the immediately preceding Election Date. For example, if you do not elect to extend a portion of your Notes on the Election Date of August 15, 2007, such portion of your Notes will mature on May 15, 2009. Similarly, if you elect to extend a portion of your Notes on the Election Date of August 15, 2007, such portion of your Notes will then be scheduled to mature (barring a subsequent valid election) on August 15, 2009.

         To make an effective election, you must deliver a notice of election during the notice period for an Election Date. The notice period for an Election Date begins on the sixth Business Day prior to the Election Date and ends on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to The Bank of New York Trust Company, N.A., the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period, at which time such notice becomes irrevocable.

REDEMPTION:

         If, with respect to any Election Date, you do not elect to extend the maturity of all or a portion of the principal amount of your Notes, the Trust may redeem, in whole or in part, the principal amount of the Notes for which you have failed to make such an election, as of any date prior to the Corresponding Maturity Date in accordance with the Prospectus Supplement; provided, that notwithstanding the Prospectus Supplement, the written notice of redemption must be given to each applicable holder of the Notes to be redeemed not less than 95 days prior to the applicable date of redemption.

SPREAD:

         The spread for the Notes for the indicated periods is as follows:

                  PERIOD                                                                         SPREAD
                  ------                                                                         ------
     From and including the Issuance Date to but not including May 15, 2009                      + 0.02%
     From and including May 15, 2009 to but not including May 15, 2010                           + 0.03%
     From and including May 15, 2010 to but not including May 15, 2011                           + 0.04%
     From and including May 15, 2011 to but not including the Final Stated Maturity Date         + 0.05%

         If, with respect to any Election Date, you do not make an election to extend the maturity of all or a portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such day is not a Business Day, the immediately preceding Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new
Note issued on such Election Date. The Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number will be subject to redemption as described above and its maturity date will be the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such date is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of your election to the Paying Agent. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

                SPECIAL TAX CONSIDERATIONS RELATING TO THE NOTES

         The following discussion is based on the opinion of Sidley Austin LLP, special tax counsel to Hartford Life Insurance Company ("SPECIAL TAX COUNSEL") and supplements the general discussion of certain U.S. federal income tax considerations contained in the accompanying Prospectus Supplement.

         As more fully discussed in the accompanying Prospectus Supplement, Hartford Life Insurance Company intends to take the position, for U.S. federal income tax purposes, that the Trust will be disregarded. In addition, the Funding Agreement will provide that the Trust and Hartford Life Insurance Company each agree to disregard the Funding Agreement for U.S. federal income tax purposes. Together, these positions, if accepted by the courts and the Internal Revenue Service (the "IRS"), will result in the Notes being treated for U.S. federal income tax purposes as indebtedness of Hartford Life Insurance Company (the "INTENDED TAX CHARACTERIZATION"). Each holder of a Note (or any beneficial interest therein), by acceptance of the Note (or beneficial interest therein), agrees to treat the Trust and the Note consistently with the Intended Tax Characterization. The remainder of this discussion assumes that the Intended Tax Characterization is correct.

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. This conclusion is based, in part, upon the Treasury Regulations governing original issue discount on debt instruments (the "OID REGULATIONS").

         Pursuant to Treasury Regulations governing modifications to the terms of debt instruments (the "MODIFICATION REGULATIONS"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately five-year debt instrument containing holder put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Notes from an initial amount equal to + 0.02% to an amount equal to + 0.05%, under the OID Regulations, as of the Issuance Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date. Accordingly, under the OID Regulations, the Final Stated Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury Regulations governing contingent payment obligations (the "CONTINGENT PAYMENT REGULATIONS").

         Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then holders of the Notes would be required to recognize any gain inherent in the Notes at the time of such an election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, holders of the Notes may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes contained in the section called "Material United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.

                    PROVISIONS RELATING TO FUNDING AGREEMENT

         The spread for the Funding Agreement for the indicated periods is as follows:

                  PERIOD                                                                         SPREAD
                  ------                                                                         ------
     From and including the Issuance Date to but not including May 15, 2009                      + 0.02%
     From and including May 15, 2009 to but not including May 15, 2010                           + 0.03%
     From and including May 15, 2010 to but not including May 15, 2011                           + 0.04%
     From and including May 15, 2011 to but not including the Final Stated Maturity Date         + 0.05%

         In the event that the maturity date of a portion or all of the Notes is not extended, then the Trust will be required, no later than three Business Days from the applicable Election Date (as defined above), to provide notice of redemption regarding the applicable portion or all of the Funding Agreement, as applicable. Such notice will indicate (1) the redemption payment date (which will be the same date as the relevant Corresponding Maturity Date, as defined above), (2) the redemption price (which shall be the face amount of the Funding Agreement to be redeemed plus any accrued interest) and (3) if a portion of the Funding Agreement is to be redeemed, the face amount of the portion of the Funding Agreement to be redeemed on the redemption payment date. Such notice will be irrevocable.

         On and after receipt of the Trust's notice in accordance with the preceding paragraph, the Funding Agreement Provider may elect to redeem as of any date prior to the Corresponding Maturity Date all or any portion of the applicable portion of the Funding Agreement in accordance with the Prospectus and the Prospectus Supplement.

CAPITALIZED TERMS USED IN THE SCHEDULE TO THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT, AS APPLICABLE.

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